FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  02 September 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Limited (NYSE and LSE: SIG)	Embargoed until 6:00 a.m. (EST)
September 2, 2009

Walker Boyd to
Retire in june 2010

Signet Jewelers Ltd ("Signet")
today announced that
Walker Boyd
 will retire
 from the Board of the Company and as Finance Director
at the end
of the Company's
annual general meeting to be held in June 2010
.

Terry Burman,
Group Chief Executive, commented:
"
It has been a privilege to work with
Walker. He has made a very significant contribution to the success of Signet over the last 18 years. We all wish him well in his retirement
.
"

The board
will

immediately begin a search process
involving
 both internal and external candidates
.

Enquiries	Terry Burman, Chief Executive, Signet Jewelers	+1 441 296 5872
	Tim Jackson, Investor Relations Director, Signet Jewelers	+1 441 296 5872

	Michael Henson, Taylor Rafferty	+1 212 889 4350
	Jonathan Glass , Brunswick	+44 (0)20 7404 5959

Signet operated 1,952 specialty retail jewelry stores at August 1, 2009; these included 1,396 stores in the
US
, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 556 stores in the
UK
, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetjewelers.com.
 See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestj
o
nes.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:  02 September 2009